SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ImageWare Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245S108
(CUSIP Number)

December 20, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 45245S108	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 45245S108	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45245S108	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is ImageWare Systems, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 10815 Rancho Bernardo Road, Suite 310, San Diego, California 92127.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Revelation Special Situations Fund Ltd (the "Fund"), with respect to the Common Stock (as defined below) directly held by it;

(ii)	Revelation Capital Management Ltd ("Revelation"), which serves as the investment manager of the Fund, with respect to the Common Stock directly held by the Fund; and

(iii)	Chris Kuchanny ("Mr. Kuchanny"), which serves as Director of the Fund and Chairman and Chief Investment Officer of Revelation, with respect to the Common Stock directly held by the Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Canon’s Court, 22 Victoria Street, Hamilton HM 11, Bermuda.

Item 2(c).	CITIZENSHIP:

Each of the Fund and Revelation is a Bermuda exempted company. Mr. Kuchanny is a United Kingdom citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share, (the "Common Stock").

CUSIP No.45245S108	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:

45245S108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Stock Purchase Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2011 (the "8-K Filing") indicates that the Company had 26,355,832 shares of Common Stock outstanding as of December 20, 2011 (without giving effect to the transactions described in the following sentence). The 8-K Filing also provides that on December 20, 2011 (i) the Company issued 20,000,000 shares of Common Stock, (iii) 9,774,559 shares of Common Stock were issued in exchange of certain notes and accrued and unpaid interest on certain notes and (iii) 11,768,525 shares of Common Stock were issued upon conversion of certain shares of preferred stock. The percentages set forth in Row 11 of the cover page for each Reporting Person is based on the Company's outstanding Common Stock and assumes the exercise of the reported Warrants.  Pursuant to the terms of the reported Warrants, the Fund cannot exercise any of the Warrants unless the Reporting Persons would not beneficially own, immediately after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blocker Limit”).  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of the number of shares of Common Stock underlying the Warrants that are issuable without exceeding the Blocker Limit.

CUSIP No.45245S108	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45245S108	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 6, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny

CUSIP No. 45245S108	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 6, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

/s/ Chris Kuchanny
Chris Kuchanny